SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

(Full Title of Plan)

FIRST HORIZON NATIONAL CORPORATION

(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE

MEMPHIS, TENNESSEE 38103

(Address of Principal Executive Office of Issuer and of Plan)

first horizon national corporation

savings plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

Report of Independent Registered Public Accounting Firm

To the Pension, Savings and Flexible Compensation Committee

First Horizon National Corporation Savings Plan

Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of the First Horizon National Corporation Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Memphis, Tennessee

June 25, 2015

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments - at fair value: (Notes 2, 8 and 10)
First Horizon National Corporation, common stock fund	$124,401,123	$113,183,745
Mutual funds	153,775,956	154,774,221
Money market funds	20,022,471	22,370,025
Stable value fund (common/collective trust)	26,111,135	25,724,261
Common/collective trust funds	114,708,913	95,169,707
Segregated participant investments	1,199,871	1,376,931
Self-directed brokerage account
Short-term investments	3,035,659	1,802,658
Common stock	4,660,957	2,866,490
Preferred stock	24,241	—
Mutual funds	2,513,156	2,777,047
Partnerships	97,579	82,511
Total self directed brokerage account	10,331,592	7,528,706
Total investments - at fair value	450,551,061	420,127,596

Cash - brokerage account	—	16,160

Receivables:
Employer contributions	437,516	320,435
Notes receivable from participants	8,813,829	8,091,371
Due from broker	95,479	105,287
Due from broker - brokerage account	137,884	344,236
Interest and dividends - brokerage account	6,636	4,021
Total receivables	9,491,344	8,865,350
Total assets	460,042,405	429,009,106
Liabilities:
Expense accrual	107,910	219,347
Due to broker - brokerage account	201,773	77,717
Total liabilities	309,683	297,064
Net assets reflecting investments at fair value	459,732,722	428,712,042

Adjustment to contract value from fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(510,831)	(328,006)
Net Assets Available for Benefits	$459,221,891	$428,384,036

See accompanying notes to financial statements.

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FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

2014
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in investments (See note 8)	$22,225,323
Interest and dividend income	12,592,767
Total investment income	34,818,090

Interest income on notes receivable from participants	278,134

Contributions:
Participants	17,801,802
Employer	13,003,794
Rollovers	1,110,233
Total contributions	31,915,829
Total additions	67,012,053
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	35,451,233
Administrative expenses	722,965
Total deductions	36,174,198

Net increase	30,837,855

Net assets available for benefits:
Beginning of year	428,384,036
End of year	$459,221,891

See accompanying notes to financial statements.

3

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1) Plan Description

The following description of First Horizon National Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution retirement savings plan established April 23, 1978, for qualified employees of First Horizon National Corporation and certain affiliates (the “Company” or “Plan Sponsor”) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Since inception, the Plan agreement has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee of the Company. Wilmington Trust served as trustee of the Plan through March 31, 2015. Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the investment options available to active participants and defer payment of benefits. These segregated accounts are presented in a single line item in the financial statements and are trusteed by First Tennessee Bank National Association (FTBNA), the Company’s primary affiliate. Aon Hewitt served as the recordkeeper of the Plan through March 31, 2015.

Effective November 14, 2014, the Plan eliminated the BlackRock Life Path Index 2015 Fund. Any funds remaining in the fund being eliminated were mapped to the BlackRock Life Path Index Retirement Fund. Also effective November 14, 2014, the Plan added the BlackRock Life Path Index 2050 Fund and the BlackRock Life Path Index 2055 Fund.

(a)	Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours or more. A participant may authorize payroll deductions from 1% to 60% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make Pre-tax and Roth contributions (from 1% to 50% of eligible pay) and other after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

Effective January 1, 2014, automatic savings plan enrollment deferrals for new hires, rehires, and newly eligible enrollees increased from 1% to 3%.

The Company makes three types of contributions on behalf of participants to the Plan.

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FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1) Plan Description (continued)

Company matching contributions - After one year of service all participants are eligible for matching contributions. Effective January 1, 2013, all participants receive 100% matching of the first 1% to 6% of participant pre-tax, catch-up, and Roth 401(k) contributions. These contributions will be invested according to a participant’s current investment elections. Prior to 2013, matching contributions were received for 50% of the first 1% to 6% of eligible participant contributions and were invested in the First Horizon National Corporation Stock Fund (ESOP) but could be redirected into the other investment options within the plan. Effective January 1, 2013, these contributions are subject to a three-year vesting schedule for new hires. For all other savings plan participants, these contributions are 100% vested at all times.

Company savings contributions – The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. These contributions are 100% vested at all times.

The Company may also make Employer Non Elective Contributions (ENEC) for employees not participating in a regular bonus program provided by the Company. ENEC contributions, which are based upon Company performance from the previous year, are determined annually as a percentage of an eligible participant’s eligible earnings. These contributions are subject to a two-year vesting schedule at which point they become 100% vested.

(b)	Payment of Benefits

On termination of service due to death, disability, retirement or termination of service for other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in their account, or a direct rollover into an eligible retirement plan, as defined. Qualified retirees are also given the option of partial distributions. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and vested ENEC contributions at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their vested account. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the ESOP may be received in the form of shares of Company common stock.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings or losses, and is charged with an allocation of asset management fees and certain other recordkeeping expenses. Allocations are based upon participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

5

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1) Plan Description (continued)

(d)	Vesting

Participants are vested immediately in their personal contributions, plus actual earnings thereon. Effective January 1, 2013, company matching contributions are subject to a three-year vesting schedule for new hires. For all other savings plan participants, these contributions are 100% vested at all times. Vesting in the ENEC portion of a participant’s account is based on years of continuous service. ENEC contributions are subject to a two year vesting schedule at which point the contributions become 100% vested.

(e)	Forfeited Accounts

At December 31, 2014 forfeited nonvested accounts totaled $126,060. Forfeited amounts may be reallocated to eligible participants based upon eligible compensation as defined by the plan agreement, used to offset employer contributions, be applied to restore participant’s non-vested account upon timely exercise of a buy-back right, or be applied towards expenses of administration of the Plan or its related trust.

(f)	Participant Notes Receivable

Active employee participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account. Interest rates are set quarterly based on the interest rate on the 15th day of the month preceding the new quarter and is based on the prime rate as published in the Wall Street Journal. At December 31, 2014, interest rates ranged from 3.25% to 8.25%. Principal and interest is paid ratably through payroll deductions. Prior to April 1, 2009, participants could have up to 3 loans outstanding at one time. After April 1, 2009, up to two loans may be outstanding at one time, but participants can have only one general purpose loan and one primary residence loan per calendar year. Participants who rolled over three outstanding loans prior to April 1, 2009 will be allowed to keep the outstanding loans.

(2) Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, with the exception of benefit payments which are recorded when paid.

As described in Accounting Standard Codification 962 (ASC 962), formerly known as Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investments in fully benefit-responsive investment contracts are required to be presented at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts

6

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2) Summary of Significant Accounting Policies (continued)

because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit responsive contracts in the stable value fund. As required by ASC 962, the accompanying Statements of Net Assets Available for Benefits present the fair value of the investments in the stable value fund as well as the adjustment to contract value relating to the investment contracts. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in mutual funds are recorded at fair value based on the funds’ reported closing net asset values as of the last business day of the year. The mutual funds held by the Plan are deemed to be actively traded. Investments in money market funds are stated at fair value based on the closing net asset value of shares held by the Plan at year end. The investment in the stable value fund is stated at contract value as determined by the issuer based on the cost of the underlying investments in guaranteed investment contracts plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The investments in other common/collective trust funds are valued at the closing net asset values determined by the trustees of such funds based upon the fair value of the underlying securities held by a fund less its liabilities. Investments in common stocks are valued at the last reported sales price on the active market on which the individual securities are traded on the last business day of the year. The ESOP is accounted for on a unit accounting basis for which the investment is stated at the closing net asset value determined by the Plan’s trustee as of the last business day of the year. U.S. government agency securities are valued at the mean of the bid and ask prices on the last business day of the year. Investments held in the self-directed brokerage account constitute of a broad array of stocks, mutual funds, money market funds, and partnerships/joint venture interests. Fair values of these investments are determined based on evaluated prices using observable, market-based inputs such as data from Interactive Data. Investments held in relation to segregated participant accounts include money market funds and common stock, which are valued as discussed above in reference to other Plan assets. There were no changes in the valuation methodologies used at December 31, 2014 and 2013.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or future fair values. Furthermore, although plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of

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FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2) Summary of Significant Accounting Policies (continued)

certain financial instruments could result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income includes unrealized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts and are presented in a single line item in the financial statements.

The Plan also provides to plan participants a self-directed brokerage account option, in which participants may invest in a broad array of stocks, mutual funds, money market funds, and partnership/joint venture interests.

(d)	Contributions

Participant and employer contributions are recognized when earned. Rollovers are recognized when approved by the Plan Sponsor.

(e)	Benefit Payments

Benefits paid to participants or beneficiaries are recognized when paid.

(f)	Administrative Expenses

Administrative expenses are recognized when incurred.

(g)	Participant Notes Receivable

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan agreement.

(h)	Recent Accounting Pronouncements

Effective January 2014, the Plan adopted the provisions of FASB Accounting Standards Update (ASU) 2013-11 “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Generally, ASU 2013-11 requires that an unrecognized tax benefit should reduce a deferred tax asset (DTA) that has been established for a net operating loss (NOL), a tax credit carryforward, or other similar tax losses. However, if a filer does not have such carryforwards or similar tax losses at the reporting date, the uncertain tax position

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FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2) Summary of Significant Accounting Policies (continued)

should be recorded as a liability. If a filer does have a DTA, but is not required by tax law of the applicable jurisdiction to use the DTA to settle additional taxes from the disallowance of a tax position and that is the filer’s intent, the uncertain tax position should be recognized as a liability in that situation as well and not netted with the DTA. The assessment of whether a DTA is available is based on the unrecognized tax benefit and DTA that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The adoption of the provisions of ASU 2013-11 had no effect on the Plan’s financial statements.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” Currently, investments valued using the practical expedient are categorized within the fair value hierarchy, with diversity in practice in how certain investments measured at net asset value with future redemption dates should be categorized within the fair value hierarchy. Under ASU 2015-07, if an investment has its fair value measured at net asset value per share (or its equivalent) using the practical expedient, it should not be categorized in the fair value hierarchy. By removing these types of investments from the fair value hierarchy chart, ASU 2015-07 eliminates the diversity in classification of these investments and ensures that all investments categorized in the fair value hierarchy are classified consistently. Investments that calculate net asset value per share (or its equivalent) without the use of the practical expedient will continue to be included in the fair value hierarchy. For public business entities, the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015, and will be applied retrospectively to all periods presented.  Early adoption of ASU 2015-07 is permitted. The Company is currently evaluating the effects of ASU 2015-07 on the Plan’s financial statements.

(3) Risks and Uncertainties

Investment securities, including First Horizon National Corporation common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(4) Concentration of Participant Investments

The Plan has a significant portion of its assets invested in First Horizon National Corporation common stock. This investment in First Horizon National Corporation common stock approximates 27% of the Plan’s net assets available for benefits as of December 31, 2014.

(5) Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan provides that all affected participants’ interests will become fully vested and nonforfeitable.

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FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(6) Tax Status of Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated August 21, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC. Management is unaware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2011.

(7) Related Party and Party in Interest Transactions

Certain plan investments are shares of First Horizon National Corporation common stock and mutual funds and common collective trust funds managed by Wilmington Trust Company. First Horizon National Corporation is the Plan sponsor and Wilmington Trust Company was the trustee and custodian through March 31, 2015 and, therefore, these transactions qualify as party-in-interest transactions. Additionally, through the self-directed brokerage window, funds are held in short term investments managed by Aon Hewitt. Since Aon Hewitt was the recordkeeper of the plan through March 31, 2015, such transactions also qualify as party-in-interest transactions.

The Company also provides the Plan with certain management and administrative services for which no fees are charged.

(8) Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2014 and 2013:

	2014		2013
First Horizon National Corporation - Common Stock	$124,401,123		$113,183,745
BlackRock S&P 500 Index Fund	63,893,935		55,832,693
Dodge & Cox Balanced Fund	43,737,110		39,027,740
Royce Premier Fund	38,245,722		44,342,024
Invesco Stable Value Fund	26,111,135		25,724,261
Thornburg Intl Value Fund-R5	22,098,357	*	27,179,535

* Presented for comparative purposes only. Does not represent 5% or more of the fair value of the Plan's net assets as of December 31, 2014.

10

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(8) Investments (continued)

For the year ended December 31, 2014, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $ 22,225,323, as follows:

2014
First Horizon National Corporation - common stock fund	$17,762,478
Common stock	(187,443)
Preferred stock	2,849
Common/collective trust funds	9,874,725
Mutual funds/money market funds	(5,098,022)
Partnerships/joint venture	(22,164)
Segregated participant investments	(107,100)
$22,225,323

(9) Fully Benefit Responsive Investments

The Plan invests in the Invesco Stable Value Trust which is a collective trust fund in the Institutional Retirement Trust. The Trust’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. The Trust holds synthetic guaranteed investment contracts (GIC’s). The GIC’s are portfolios of securities owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined by Invesco National Trust Company based on issuer ratings determined by reference to credit ratings published by ratings agencies and on the change in the present value of the contract’s replacement cost. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustment for withdrawals.

The crediting rate on the wrap contracts is accrued daily under the trust’s wrap agreements and is the product of the contract value of the wrap agreements multiplied by the crediting rate as determined pursuant to the wrap agreement. The wrapper contract provides that the adjustments to the interest crediting rate will not result in an interest crediting rate that is less than zero. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management of the trust believes it is not probable that such events would be of sufficient magnitude to limit the ability of the trust to transact at contract value with the participants in the trust.

The average yield of the stable value fund was 1.374% for 2014 and 1.256% for 2013 and the crediting interest rate was 1.626% for 2014 and 1.449% for 2013.

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FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(10) Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
12

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(10) Fair Value Measurements (continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

Investments at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Mutual funds
Balanced fund	$43,737,110	$—	$—	$43,737,110
Large cap funds	21,343,812	—	—	21,343,812
Small cap funds	38,245,722	—	—	38,245,722
Fixed income funds	14,232,505	—	—	14,232,505
International funds	22,098,357	—	—	22,098,357
Growth funds	14,118,450	—	—	14,118,450
Total mutual funds	153,775,956	—	—	153,775,956
Common stocks
Banking/financial services	124,401,123	—	—	124,401,123
Other	1,016,857	—	—	1,016,857
Total common stocks	125,417,980	—	—	125,417,980

Money market funds	20,205,485	—	—	20,205,485
Common/collective trust funds
Index funds	—	114,708,913	—	114,708,913
Stable value funds	—	26,111,135	—	26,111,135
Total common/collective trust funds	—	140,820,048	—	140,820,048
Self directed brokerage account
Short-term investments	3,035,659	—	—	3,035,659
Common stock	4,660,957	—	—	4,660,957
Preferred stock	24,241			24,241
Mutual funds	2,513,156	—	—	2,513,156
Partnerships	97,579	—	—	97,579
Total self directed brokerage account	10,331,592	—	—	10,331,592

	$309,731,013	$140,820,048	$—	$450,551,061
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first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(10) Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

Investments at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Mutual funds
Balanced fund	$39,027,740	$—	$—	$39,027,740
Large cap funds	17,914,897	—	—	17,914,897
Small cap funds	44,342,024	—	—	44,342,024
Fixed income funds	13,064,047	—	—	13,064,047
International funds	27,179,535	—	—	27,179,535
Growth funds	13,245,978	—	—	13,245,978
Total mutual funds	154,774,221	—	—	154,774,221
Common stocks
Banking/financial services	113,183,745	—	—	113,183,745
Other	1,224,553	—	—	1,224,553
Total common stocks	114,408,298	—	—	114,408,298

Money market funds	22,522,403	—	—	22,522,403
Common/collective trust funds
Index funds	—	95,169,707	—	95,169,707
Stable value funds	—	25,724,261	—	25,724,261
Total common/collective trust funds	—	120,893,968	—	120,893,968
Self directed brokerage account
Short-term investments	1,802,658	—	—	1,802,658
Common stock	2,866,490	—	—	2,866,490
Mutual funds	2,777,047	—	—	2,777,047
Partnerships	82,511	—	—	82,511
Total self directed brokerage account	7,528,706	—	—	7,528,706

	$299,233,628	$120,893,968	$—	$420,127,596
14

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(11) Benefits Payable

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but have not been paid as of December 31, 2014 or 2013. Plan assets allocated to these participants were $351,393 for 2014 and $620,819 for 2013.

(12) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 expected to be filed for 2014:

	2014	2013

Net assets available for benefits per the financial statements	$459,221,891	$428,384,036
Less: Benefit payable	(351,393)	(620,819)
Add: Adjustment to contract value	510,831	328,006
Net assets available for benefits per the Form 5500	$459,381,329	$428,091,223

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 expected to be filed for 2014:

2014

Benefits paid to participants per the financial statements	$35,451,233
Less: accrual for prior year	(620,819)
Add: accrual for current year	351,393
Benefits paid to participants per the Form 5500	$35,181,807

The following is a reconciliation of the total increase (decrease) in net assets of the plan per the financial statements to the Form 5500 expected to be filed for 2014:

2014

Total increase in assets per the financial statements	$30,837,855
Cumulative adjustment to contract value	182,825
Cumulative benefits payable	269,426
Net income (loss) per the Form 5500	$31,290,106
15

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(13) Subsequent Events Evaluation

Effective April 1, 2015, the Company replaced the trustee of the Plan, Wilmington Trust, with State Street Bank and Trust Company. The Company also replaced the recordkeeper of the Plan, Aon Hewitt, with Transamerica Retirement Solutions Corporation.

Prior to April 1, 2015, participants could have loan terms that ranged from 6 months for both general purpose and primary residence loans. Additionally, participants could only have one general purpose loan and one primary residence loan per calendar year. After April 1, 2015, the minimum loan term increased to 12 months for both general purpose and primary residence loans. Also effective April 1, 2015, while the two loans outstanding maximum remains in effect (for loans approved after April 1, 2009), participants may have either two general purpose loans outstanding or one general purpose loan and one primary residence loan.

The Plan has evaluated subsequent events through the date that the financial statements were filed with the Securities and Exchange Commission.

16

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number: 002
EIN: 62-0803242
December 31, 2014

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

*	Wilmington Prime Money Market Fund W Class	Money market fund	$647,972
	Goldman Sachs Financial Square Government	Money market fund	19,374,499
		Total money market funds	20,022,471

*	First Horizon Self Directed Brokerage Account	Self-Directed Brokerage Account	10,331,592

	Invesco Stable Value Fund	Common/collective - stable value fund	26,111,135

	BlackRock Life Path Index 2020 Fund	Common/collective trust fund	7,324,719
	BlackRock Life Path Index 2025 Fund	Common/collective trust fund	8,546,787
	BlackRock Life Path Index 2030 Fund	Common/collective trust fund	4,564,367
	BlackRock Life Path Index 2035 Fund	Common/collective trust fund	3,570,275
	BlackRock Life Path Index 2040 Fund	Common/collective trust fund	3,502,719
	BlackRock Life Path Index 2045 Fund	Common/collective trust fund	4,404,605
	BlackRock Life Path Index 2050 Fund	Common/collective trust fund	4,349
	BlackRock Life Path Index 2055 Fund	Common/collective trust fund	9,086
	BlackRock Life Path Index Retirement	Common/collective trust fund	5,952,554
	BlackRock Aggregate Bond Index Fund	Common/collective trust fund	3,725,609
	BlackRock MSCI ACWI EX US Fund	Common/collective trust fund	3,846,972
	BlackRock Russell 2000 Index Fund	Common/collective trust fund	5,362,936
	BlackRock S&P 500 Index Fund	Common/collective trust fund	63,893,935
		Total common/collective trust funds	114,708,913

	Dodge & Cox Balanced Fund	Mutual fund	43,737,110
	T Rowe Price Institution Large Cap Value Fd	Mutual fund	14,259,156
	Mainstay Large Cap Growth Fund	Mutual fund	7,084,656
	Royce Premier Fund	Mutual fund	38,245,722
	Goldman Sachs Core Fixed Income	Mutual fund	14,232,505
	Lord Abbett Developing Growth Fund Inc	Mutual fund	14,118,450
	Thornburg Intl Value Fund-R5	Mutual fund	22,098,357
		Total mutual funds	153,775,956

*	First Horizon National Corporation	First Horizon National Corporation common stock fund, 10,003,815.17 units	124,401,123
*	Participant Loans	Loan fund, interest rates ranging from 3.25% to 8.25%, collateralized by participants’ right, title and interest in and to the Plan	8,813,829

	Segregated participant investments:

	Fidelity Inst’l Govt Portfolio	Money market fund	183,014

	Exxon Mobil Corporation	Corporate stock, 8,801 shares	813,652
	Murphy Oil Corporation	Corporate stock, 3,000 shares	151,560
	Murphy USA Inc	Corporate stock, 750 shares	51,645
		Total corporate stock	1,016,857

			$459,364,890

*	Indicates party-in-interest to the Plan. For First Horizon Self Directed Brokerage Account, this includes $3.0 million of short-term investments managed by Aon Hewitt, a related party.

See accompanying report of independent registered public accounting firm.

17

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

1.	Consent of Independent Registered Public Accounting Firm [Mayer Hoffman McCann P.C.].

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Savings and Flexible Plan Committee of the First Horizon National Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Date: June 25, 2015	By:	/s/ Tanya L. Hart
Tanya L. Hart
Senior Vice President – Executive Compensation Manager, and Member of the Pension, Savings and Flexible Compensation Committee

EXHIBIT INDEX

No.	Description

23.1	Consent of Independent Registered Public Accounting Firm [Mayer Hoffman McCann P.C.]